Exhibit 99.1

French public limited company with a Board of Directors with share capital of €4,267,706.99
Registered office: 14 Avenue de l'Opéra – 75001 PARIS
Paris Commercial Register (RCS) 492 002 225

HALF-YEAR FINANCIAL REPORT

AS OF JUNE 30, 2023

Half-year financial report as of June 30, 2023

CONTENTS

1.		Activity report as of June 30, 2023	4

	1.1	Business trends and significant events	4

	1.2	Analysis of consolidated income	5

	1.3	Cash flow and financial position	6

	1.4	Subsequent events	6

	1.5	Developments and outlook	7

	1.6	Risk factors	8

	1.7	Transactions between related parties	8

2.		Unaudited condensed interim consolidated financial statements under IFRS for the six-month period ended June 30, 2023	9

	Statement of consolidated financial position		9

	Statement of consolidated operations		10

	Statement of consolidated comprehensive loss		10

	Statement of changes in consolidated shareholders’ equity		11

	Statement of consolidated cash flows		12

	Notes to the unaudited interim condensed consolidated financial statements		13

Half-year financial report as of June 30, 2023

GENERAL NOTES

Definitions

In this half-year financial report, and unless otherwise indicated:

•	The terms “Company” or “Biophytis” refer to Biophytis SA whose registered office is located at 14 Avenue de l'Opéra – 75001 PARIS, France, registered with the Paris Trade and Companies Registry under number 492 002 225 and its subsidiaries Instituto Biophytis do Brasil (Brazil) and Biophytis Inc (United States);

•	“Financial Report” means this half-year financial report as of June 30, 2023.

About Biophytis

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases.

Sarconeos (BIO101), our lead drug candidate, is a small molecule in development for age-related neuromuscular (sarcopenia and Duchenne muscular dystrophy) and cardiorespiratory (COVID-19) diseases. Promising clinical results were obtained in the treatment of sarcopenia in an international Phase 2 study, enabling the launch of a Phase 3 study in this indication (SARA project). The safety and efficacy of Sarconeos (BIO101) in the treatment of severe COVID-19 were studied in a positive international Phase 2-3 clinical trial (COVA project), enabling the preparation of Conditional Marketing Authorization (CMA) applications in Europe and Emergency Use Authorization (EUA) applications in the United States. A pediatric formulation of Sarconeos (BIO101) is currently being developed for the treatment of Duchenne muscular dystrophy (DMD, MYODA project).

The Company is based in Paris, France, and Cambridge, Massachusetts. The Company’s ordinary shares are listed on Euronext Growth Paris (Ticker: ALBPS - ISIN: FR0012816825) and its ADSs (American Depositary Shares) are listed on the Nasdaq (Ticker BPTS - ISIN: US09076G1040).

For more information: www.biophytis.com

Half-year financial report as of June 30, 2023

1.	Activity report as of June 30, 2023

1.1 Business trends and significant events

1.1.1	Research and development

In the first half of 2023, the Company continued to develop its main clinical and pre-clinical programs:

•	COVA program – Development of Sarconeos (BIO101) for the prevention of respiratory deterioration in COVID-19 patients

In early February 2023, Biophytis announced the final results of its Phase 2-3 COVA clinical study, including data from 54 patients (of the 233 patients treated) who were missing from the Top Line analysis released on September 7, 2022. The final analysis demonstrates that the COVA study met the primary endpoint, with a 44% statistically significant reduction (p = 0.043) in the risk of respiratory failure or early death in hospitalized patients with severe COVID-19, in line with the positive Post-Hoc analysis released on November 3, 2022. Moreover, Sarconeos (BIO101) has a very good safety profile, with a lower proportion of patients with adverse events compared to the placebo (57% vs. 64%), in particular a lower frequency of serious, mostly respiratory, adverse events (25% vs. 31%).Detailed results of the study were presented at the European Respiratory Society Lung Science Conference in March 2023 in Estoril, Portugal and at the American Thoracic Society International Conference in Washington DC, United States in May 2023.

Based on the results, Biophytis has begun the regulatory process to give access to Sarconeos (BIO101) to hospitalized patients with severe COVID-19 at risk of respiratory failure and death as quickly as possible. To that end, the Company has developed a multi-pronged strategy:

-	Submit applications for early access programs in key countries. In France, the application was submitted in May and a response is expected in the second half of 2023. The early access program in France will be carried out in partnership with Intsel Chimos, a pharmaceutical company based in Saint-Cloud, France that is specialized in the importation, provision and exploitation of innovative medicines to treat patients with rare and/or serious diseases for whom no other therapeutic options are available. In Brazil, an early access program was approved in 2022 to treat critically ill COVID-19 patients in intensive care units (ICUs), but was suspended pending the results of the COVA study. Based on the positive results obtained, the program is being reactivated.

-	Submit applications for Conditional Marketing Authorization (CMA) in Europe and Emergency Use Authorization (EUA) in the United States. On August 16, 2023, the Company announced that it had received feedback from the European Medicines Agency (EMA) and the Food and Drug Administration (FDA), enabling it to plan the next regulatory steps for its COVA project dedicated to the development of Sarconeos (BIO101) for severe forms of COVID-19.

•	SARA program – Development of Sarconeos (BIO101) for sarcopenia

In May 2023, the Company submitted the application for Clinical Trial Authorization (CTA) to initiate SARA-31, the first Phase 3 study in sarcopenia, on the European portal of the European Medicines Agency (EMA). A similar application was submitted to the Food and Drug Administration (FDA) at the beginning of July to launch the study in the United States.

The launch of the Phase 3 program follows encouraging results from the SARA-INT Phase 2b study and interactions with the health authorities in 2022. The objective of the SARA-31 Phase 3 study in sarcopenia is to evaluate the efficacy and safety of Sarconeos (BIO101) in the treatment of sarcopenic patients at risk of mobility disability. Approximately 900 patients over 65 years of age with severe sarcopenia (3 ≤ SPPB ≤ 7) with low walking speed (4-m Gait speed ≤ 0.8 m/s) and low grip strength (HGS < 20kg for women and < 35.5 kg for men) will be included. They will be treated for a minimum of 12 months and a maximum of 36 months, receiving either the placebo or 350mg of Sarconeos (BIO101) twice daily. The primary endpoint will be the assessment of the risk of major mobility disability (MMD), measured by the ability to walk 400m in less than 15 minutes over time. In addition to the primary endpoint, the following secondary endpoints will be assessed: walking speed (4-m walking speed from the short physical performance battery (SPPB) test), handgrip strength (HGS) and patient-reported quality of life (Patient Reported Outcome SarQol, a questionnaire developed specifically for sarcopenia).

Half-year financial report as of June 30, 2023

On August 8, 2023, Biophytis announced that it had received a positive opinion from the Belgian authorities to conduct its SARA-31 program. On September 11, 2023, the Company announced that it had also received a positive opinion from the FDA to conduct the study in the United States.

•	Other programs

At the Clinical and Scientific Conference organized by the Muscular Distrophy Association (MDA) from March 19 to 22, 2023 in Dallas, Texas, the Company presented a poster with new information concerning its MYODA project for Duchenne muscular dystrophy (DMD), for which a clinical development plan is under preparation, and the therapeutic potential of BIO101 in rare neuromuscular diseases such as spinal muscular atrophy, for which promising pre-clinical results have been obtained.

1.1.2	Financing

On May 11, 2023, the Company announced the successful completion of a new financing round in the form of a private placement with professional investors combined with a public offering for individual investors, for a gross amount of €2.3 million. The transaction was carried out pursuant to the 2nd and 4th resolutions of the Combined General Meeting of April 17, 2023. A total of 103,717,811 new ordinary shares, representing 32% of the Company’s share capital prior to the transaction, were issued at a price of €0.0222 per share. The per-share price included a 25% discount on the volume-weighted average price of the Biophytis shares during the five trading days prior to the transaction. The total nominal amount of the capital increase was €1,037 thousand and the total issue premium was €1,265 thousand. The new shares were listed on Euronext Growth Paris under ISIN code FR0012816825 ALBPS at the start of trading on May 15, 2023. They rank pari passu with the Company’s existing shares and have carried dividend rights since their issuance.

1.1.3	Governance

At the Ordinary General Meeting of June 16, 2023, Jean Mariani was reappointed for a three-year term. Further to the resignation of Dmitri Batsis on April 27, 2023, the Board of Directors comprises four members as of the date of this Financial Report, three of whom are independent:

-	Stanislas Veillet, Chairman and Chief Executive Officer;

-	Nadine Coulm;

-	Claude Allary;

-	Jean Mariani.

1.2 Analysis of consolidated income

1.2.1            Net operating loss

The net operating loss came to €(6,524) thousand for first-half 2023 versus €(11,920) thousand for first-half 2022, reflecting the research and development costs and general and administrative expenses incurred during the period and detailed below. The Group did not generate any revenue during the first six months of the year.

(amounts in thousands of euros)	First-half 2022	First-half 2023
Personnel costs	(2,950)	(1,443)
Purchases and external expenses	(6,435)	(3,099)
Research tax credit	2,614	922
Other	(95)	(143)
Research and development costs	(6,867)	(3,763)
Personnel costs	(2,682)	(962)
Purchases and external expenses	(2,235)	(1,685)
Other	(136)	(114)
General and administrative expenses	(5,053)	(2,761)
Net operating loss	(11,920)	(6,524)

Half-year financial report as of June 30, 2023

The sharp decrease in personnel costs is primarily due to the value of instruments giving access to the Company’s share capital, which decreased from €3,533 thousand in first-half 2022 to €322 thousand in first-half 2023.

The decline in R&D purchases and external expenses chiefly reflects the completion of clinical trials for the COVA and SARA programs in second-half 2022. Some residual clinical development costs were recognized in 2023, but most R&D costs in the first half of the year concerned pre-clinical work on the Company’s various programs and the transition of BIO101 production to a commercial stage.

1.2.2            Net loss

(amounts in thousands of euros)	First-half 2022	First-half 2023
Net operating loss	(11,920)	(6,524)
Net financial expense	(478)	(1,241)
Income tax benefit (expense)	-	-
Net loss for the period	(12,398)	(7,764)

The Company recognized a net financial expense of €(1,241) thousand in first-half 2023 versus €(478) thousand in first-half 2022. The decrease of €763 thousand mainly reflects the change in the fair value of convertible bonds.

1.3 Cash flow and financial position

Cash and cash equivalents amounted to €5.8 million as of June 30, 2023 versus €11.1 million as of December 31, 2022. The change over the period breaks down as follows:

(amounts in thousands of euros)	First-half 2023
Net cash flow used in operating activities	(8,162)
Net cash flow from investing activities	(777)
Net cash flow from financing activities	3,691

1.4 Subsequent events

1.4.1            Developments in R&D programs

Developments in R&D programs after June 30 are described in section 2.1.1.

1.4.2            Financing

On July 19, 2023, the Company finalized the terms and conditions of a $3.8 million financing transaction. The transaction involved the sale of 1,333,334 units, each consisting of one (1) American Depositary Share (“ADS”) or one (1) prefunded warrant giving the holder the right to one (1) ADS (the “Prefunded Warrants”) and one (1) warrant giving the holder the right to one (1) ADS (the “Ordinary Warrants”), at a purchase price of $2.85 per unit comprising an ADS and $2.84 per unit comprising a Prefunded Warrant. Each ADS represents the right to receive one hundred (100) new ordinary shares of the Company, with a nominal value €0.01 per share. The ADSs and Prefunded Warrants were purchased through a registered direct offering, while the Ordinary Warrants were purchased through a concurrent private placement. Each Prefunded Warrant, giving the holder the right to one (1) ADS, was subscribed at a price of $2.84 and will have an exercise price of $0.01 per ADS. The Prefunded Warrants will be exercisable immediately upon issuance and will expire ten years after their issuance. The Ordinary Warrants will have an exercise price of $3.00 per ADS, will become exercisable immediately upon issuance and will expire three years after their issuance.

Half-year financial report as of June 30, 2023

The ADSs and Prefunded Warrants (and the underlying ADSs) (excluding the Ordinary Warrants offered in the concurrent private placement and the ADSs underlying the Ordinary Warrants) were offered and sold by the Company pursuant to a “shelf” registration statement using Form F-3 (File No. 333-271385) filed with the US Securities and Exchange Commission (SEC) on April 21, 2023 and declared effective by the SEC on May 1, 2023. The offering of the ADSs and Prefunded Warrants (and the underlying ADSs) was made exclusively by means of a prospectus, including a prospectus supplement, forming part of the effective registration statement. A final prospectus supplement and the accompanying prospectus relating to the registered direct offering were filed with the SEC.

The Ordinary Warrants described above were issued in a concurrent private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder and, along with the ADSs underlying the Ordinary Warrants, have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Ordinary Warrants and the ADSs underlying the Ordinary Warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The issuance of the 50,500,000 new ordinary shares underlying the ADSs resulted in an immediate capital increase of €1.3 million, representing approximately 11% of the Company’s share capital and voting rights before the offering. The issue price of the ordinary shares underlying the ADSs represents a premium of 2% over the volume-weighted average price (VWAP) of the Company’s ordinary shares on the Euronext Growth Paris market during the 15 trading sessions preceding the determination of the issue price on July 18, 2023 and a discount of 21% on the VWAP when including 23% of the theoretical value of one warrant, which is €0.013 per warrant.

1.5 Developments and outlook

In the second half of 2023, the Company will pursue its value-creation strategy based on the development of its therapeutic innovations, in particular its drug candidate Sarconeos (BIO101), and anticipates the following main events:

•	COVA program – Development of Sarconeos (BIO101) for severe forms of COVID-19 patients

The company will be seeking Scientific Advice from the EMA and FDA (Type B meeting) in the second half of the year on the clinical and regulatory development plan for Sarconeos (BIO101) up to the submission of a marketing authorization application for the treatment of severe forms of COVID-19.The discussions will enable Biophytis to present the available data (pre-clinical, clinical, product and industrialization) and specify the additional information to be provided as part of marketing authorization applications, in particular the design of a confirmatory Phase 3 clinical study. Biophytis will also ask the agencies about the possibility of extending the scope of its indication to viral respiratory pathologies other than COVID-19, notably influenza, based on its non-specific mechanism of action. This extension would significantly increase the number of patients eligible for treatment and optimize the commercial potential of Sarconeos (BIO101).

In addition, the Company is awaiting HAS authorization for its early access program in France, and is preparing for its launch in the second half of 2023 with its partner, the Intsel Chimos laboratory. It will also apply to reactivate the authorization of its early access program in Brazil in the second half of 2023. These two programs should enable the drug to be prescribed as early as this year to hospitalized patients with severe forms of COVID-19 at risk of respiratory failure and death.

Half-year financial report as of June 30, 2023

•	SARA program – Development of Sarconeos (BIO101) for sarcopenia

Based on the authorizations received from the Belgian and US agencies to conduct a Phase 3 study in sarcopenia, the Company will continue to actively look for partners in order to begin in 2024 the very large-scale study in a collaboration arrangement under licensing agreements with global or regional pharmaceutical companies.

•	MYODA program – Development of Sarconeos (BIO101) for Duchenne muscular dystrophy (DMD)

The Company plans to finalize the preparation of a Phase 1-2 study, with the aim of enrolling the first patient in the first half of 2024.

•	MACA program – Development of Macuneos (BIO201) for Age-related macular degeneration (AMD)

The Company will continue its pre-clinical development work on Macuneos (BIO201) and its backup BIO203, and prepare for clinical development its drug candidate for dry AMD (MACA program).

1.6 Risk factors

The risk factors are the same as those presented in the 2022 Annual Financial Report in Appendix 2 “Risks and uncertainties faced by the Company”.

1.7 Transactions between related parties

Transactions with related parties are the same as those presented in the 2022 Annual Financial Report in Note 20 “Related parties” of section 3 “Consolidated financial statements prepared in accordance with IFRS as of and for the year ended December 31, 2022” and in Note 19 “Related parties” of section 4 “Annual financial statements of Biophytis SA for the year ended December 31, 2022”.

Half-year financial report as of June 30, 2023

2.	Unaudited condensed interim consolidated financial statements under IFRS for the six-month period ended June 30, 2023

Statement of consolidated financial position

		AS OF
(amounts in thousands of euros)	NOTES	DECEMBER 31, 2022	JUNE 30, 2023
ASSETS
Patents and software		2,655	2,647
Property, plant and equipment		121	101
Property, plant and equipment – Right of use	2	463	324
Other non-current financial assets		173	164
Total non-current assets		3,411	3,237

Other receivables	3	6,934	5,162
Other current financial assets		590	432
Cash and cash equivalents	4	11,053	5,782
Total current assets		18,576	11,376
TOTAL ASSETS		21,987	14,613

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity
Share capital	6	47,660	4,268
Premiums related to the share capital		(1,588)	8,353
Treasury shares		(21)	(19)
Foreign currency translation adjustment		(25)	(7)
Retained earnings - attributable to owners of the parent		(23,689)	(8,153)
Net loss - attributable to owners of the parent		(24,216)	(7,806)
Shareholders' equity - attributable to owners of the parent		(1,879)	(3,322)
Non-controlling interests		(32)	(32)
Total shareholders' equity		(1,911)	(3,354)

Liabilities
Employee benefit obligations	9	183	188
Non-current financial liabilities	8	4,368	3,558
Non-current lease liability	8	190	163
Non-current derivative financial instruments	8	-	-
Total non-current liabilities		4,551	3,909

Current financial liabilities	8	9,933	8,935
Current lease liability	8	280	170
Provisions		75	-
Trade payables	5;10.1	6,940	3,711
Accrued taxes and employee benefits payable	10.2	1,780	904
Current derivative financial instruments	8	13	7
Other creditors and miscellaneous liabilities	7	328	332
Total current liabilities		19,348	14,058
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		21,987	14,613

Half-year financial report as of June 30, 2023

Statement of consolidated operations

		FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
(amounts in thousands of euros, except share and per share data)	NOTES	2022	2023
Revenue		-	-
Cost of sales		-	-
Gross margin		-	-

Research and development expenses, net	11.1	(6,867)	(3,763)
General and administrative expenses	11.2	(5,053)	(2,761)
Operating loss		(11,920)	(6,524)

Financial expenses		(1,492)	(795)
Financial income		(14)	143
Change in fair value of convertible notes		1,028	(589)
Net financial expense	12	(478)	(1,241)

Loss before taxes		(12,398)	(7,764)

Income taxes		-	-
Net loss for the period		(12,398)	(7,764)

Attributable to owners of the company		(12,398)	(7,764)
Non-controlling interests		-	-

Basic and diluted weighted average number of shares outstanding		147,803,141	327,549,006
Basic loss per share (€/share)	13	(0.08)	(0.02)
Diluted loss per share (€/share)	13	(0.08)	(0.02)

Statement of consolidated comprehensive loss

	FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
(amounts in thousands of euros)	2022	2023
Net loss for the period	(12,398)	(7,764)
Items that will not be reclassified to profit or loss
Remeasurements of the defined benefit liability (asset)	40	23
Items that will be reclassified to profit or loss
Foreign currency translation adjustment	46	18
Other comprehensive income	86	41

Total comprehensive loss	(12,312)	(7,724)

Attributable to owners of the company	(12,312)	(7,724)
Non-controlling interests	-	-

Half-year financial report as of June 30, 2023

Statement of changes in consolidated shareholders’ equity

(amounts in thousands of euros, except share data)	Notes	Share capital – number of shares	Share capital	Premiums related to the share capital	Accumulated deficit and net loss	Foreign currency translation adjustment	Share based payment	Split accounting impact related to convertible notes and warrants attached to non-convertible bonds	Treasury Shares	Shareholders' equity - Attributable to owners of the company	Non-controlling interests	Shareholders' equity
As of January 1, 2022		135,953,657	27,191	27,781	(58,852)	(72)	8,942	897	(51)	5,835	(32)	5,803
Net loss for the period		-	-	-	(12,398)	-	-	-	-	(12,398)	0	(12,398)
Other comprehensive income		-	-	-	40	46	-	-	-	86	-	86
Total comprehensive income (loss)		-	-	-	(12,358)	46	-	-	-	(12,312)	0	(12,312)
Conversion of convertible notes		27,847,526	5,570	374	-	-	-	-	-	5,943	-	5,943
Share capital increase		-	-	-	-	-	-	-	-	-	-	-
Exercise of warrants		22,320	4	2	-	-	-	-	-	7	-	7
Treasury shares movements, net		-	-	-	-	-	-	-	(3)	(3)	-	(3)
Allocation of premiums to retained earnings		-	-	(19,748)	19,748	-	-	-	-	-	-	-
Gains and losses, net related to treasury shares		-	-	-	(29)	-	-	-	-	(29)	-	(29)
Impact of IFRS 16		-	-	-	18	-	-	-	-	18	-	18
Equity settled share-based payments		-	-	-	-	-	3,533	-	-	3,533	-	3,533
As of June 30, 2022		163,823,503	32,765	8,409	(51,474)	(27)	12,477	896	(54)	2,992	(32)	2,960
As of January 1, 2023		238,297,642	47,660	(1,588)	(63,312)	(25)	14,510	896	(21)	(1,880)	(32)	(1,911)

Net loss for the period			-	-	(7,764)	-	-	-	-	(7,764)	(0)	(7,764)
Other comprehensive income			-	-	23	18	-	-	-	41	-	41
Total comprehensive income (loss)			-	-	(7,742)	18	-	-	-	(7,724)	(0)	(7,724)
Conversion of convertible notes (1)		83,170,323	14,724	(10,717)	-	-	-	-	-	4,007	-	4,007
Share capital increase		103,717,811	1,037	1,265	-	-	-	-	-	2,302	-	2,302
Costs incurred in relation to equity transactions		-	-	(339)	-	-	-	-	-	(339)	-	(339)
Exercise of warrants		1,597,355	16	(15)	-	-	-	-	-	1	-	1
Capital decrease (2)		-	(59,169)	-	59,169	-	-	-	-	-	-	-
Allocation of share premium (3)		-	-	19,748	(19,748)	-	-	-	2	2	-	2
Gains and losses, net related to treasury shares		-	-	-	(13)	-	-	-	-	(13)	-	(13)
Equity settled share-based payments		-	-	-	-	-	322	-	-	322	-	322
As of June 30, 2023		426,770,699	4,268	8,354	(31,645)	(7)	14,833	896	(19)	(3,322)	(32)	(3,354)

(1)	The negative additional paid-in capital is due to the nominal value of the shares being higher than their actual value at the time of conversion of the bonds
(2)	On April 17, 2023, the Board of Directors decided to reduce the share capital by reducing the par value of each share form €0.20 to €0.01.
(3)	On April 17, 2023, the Board of Directors decided to allocate additional paid-in capital to retained earnings.

Half-year financial report as of June 30, 2023

Statement of consolidated cash flows

		FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
(amounts in thousands of euros)	NOTES	2022	2023
Cash flows from operating activities
Net loss for the period		(12,398)	(7,764)
Adjustments to reconcile net loss to cash flows used in operating activities
Amortization and depreciation of intangible and tangible assets		150	256
Additions of provisions, net of reversals		43	(200)
Expenses associated with share-based payments	7	3,533	322
Gross financial interest paid	12	1,219	549
Changes in fair value of convertible notes	12	(1,028)	589
Unwinding of conditional advances and other financial expenses		15	12
Amortized cost of convertible notes and non-convertible bonds		169	149
Operating cash flows before change in working capital requirements		(8,296)	(6,086)
(+) Change in working capital requirements (net of depreciation of trade receivables and inventories)		(1,965)	(2,075)
(Increase) decrease in other non-current financial assets		-	9
(Increase) decrease in other receivables		(3,646)	2,018
Increase (decrease) in trade payables		2,483	(3,230)
Increase (decrease) in tax and social security liabilities		(711)	(876)
Increase (decrease) in other creditors and miscellaneous liabilities		(92)	4

Cash flows (used in) from operating activities		(10,261)	(8,204)

Cash flows used in investing activities
Acquisition of intangible and tangible assets		(22)	(90)
Interests on investment accounts
(Increase) decrease of other current financial assets		344	(695)
Sale of term deposit classified as other non-current financial assets		12	8
Cash flows (used in) from investing activities		333	(777)

Cash flows from financing activities
Proceeds from share capital increase	6	-	2,303
Costs paid in relation to equity transactions	6	-	(339)
Exercise of warrants (BSA) and founders’ warrants (BSPCE)		7	-
Proceeds of subsidies		153	-
Proceeds of the prefinanced CIR receivables, net of guarantee deposit	3	-	1,059
Proceeds from conditional advances		4	-
Repayment of conditional advances		(149)	(165)
Financial interest paid		(687)	(246)
Proceeds from the issuance of non-convertible bonds and convertible notes	8	8,000	1,890
Repayment of non-convertible bonds	8	(1,259)	(615)
Repayment of lease liabilities	8	-	(144)
Cost incurred in relation to the issuance of convertible notes and non-convertible bonds		(380)	(55)
Cash flows (used in) from financing activities		5,689	3,691
Net effect of exchange rate changes on cash and cash equivalents		58	(24)
Decrease in cash and cash equivalents		(4,181)	(5,272)

Cash and cash equivalents at the beginning of the period	4	23,926	11,053
Cash and cash equivalents at the end of the period	4	19,745	5,782

Half-year financial report as of June 30, 2023

Notes to the unaudited interim condensed consolidated financial statements

The following information constitutes the Notes to the condensed interim financial statements for the six-month period ended June 30, 2023 with comparative information for the year ended December 31, 2022 for balance sheet items and for the six-month period ended June 30, 2022 for income statement items.

The unaudited condensed consolidated interim financial statements of Biophytis, or the “Financial Statements”, have been prepared under the responsibility of management of the Company and were approved and authorized for issuance by the Company’s Board of Directors on September 27, 2023.

Unless otherwise indicated, the unaudited condensed consolidated interim financial statements are presented in thousands of euros. Certain amounts may be rounded for the purpose of calculating the financial information contained in the unaudited condensed interim consolidated financial statements. Consequently, the totals in certain tables may not correspond exactly to the sum of the preceding figures.

Biophytis and its subsidiaries are referred to hereinafter as “Biophytis,” or the “Company”.

Note 1: Accounting principles, rules and methods

1.1 Statement of compliance

In accordance with European regulation 16/06/2002 of July 19, 2002 on international accounting standards, the Company's unaudited condensed interim consolidated financial statements for the six months ended June 30, 2023 have been prepared in accordance with current international accounting standards, as adopted by the European Union ("IFRS") and IFRS standards as published by the IASB (International Accounting Standards Board). These standards include the International Accounting Standards (IAS/IFRS), the interpretations of the Standard Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC) as published by the International Accounting Standards Board (IASB) as at June 30, 2023 and applicable at that date.

The unaudited condensed consolidated financial statements for the six months ended June 30, 2023 have been prepared in accordance with IAS 34 - Interim Financial Reporting, as adopted by the European Union, and IFRS standards as published by the IASB (International Accounting Standards Board) which allows a selection of explanatory notes to be presented. As they are condensed financial statements, they do not include all the information required by IFRS and should be read in conjunction with the Company's annual IFRS consolidated financial statements for the year ended December 31, 2022 (the "Annual Financial Statements").

1.2 Going concern

The Board of Directors approved the Financial Statements on a going concern basis despite the loss of (7,8) million euros for the six-month period ended June 30, 2023. This analysis takes into account :

-	Cash and cash equivalents as of June 30, 2023 amounted to 5.8 million euros; and
-	The potential use of a funding line of convertible notes established in June 2021 with Atlas that could generate up to 20 million euros of additional funding (8 tranches with a nominal value of 4 million euros each, the first and the second tranches have been issued in April, June and October 2022, respectively).

The Company believes that the level of cash and cash equivalents, supplemented by the use of existing financing facilities, is sufficient to cover the Company's cash requirements for the next 12 months from the balance sheet date.

Half-year financial report as of June 30, 2023

1.3 Accounting methods

The accounting principles adopted for the Financial Statements as of and for the six-month period ended June 30, 2023 are the same as for the year ended December 31, 2022 with the exception of the specific provisions for the preparation of interim financial statement.

Standards, amendments and interpretations published by the IASB for mandatory application from 1 January 2023

The main standards and amendments in force, whose application will be compulsory from January 1, 2023 within the European Union, are as follows:

•	IFRS 17 on insurance contracts;
•	Disclosure of accounting policies - Amendment to IAS 1 and IFRS Practice Statement 2;
•	Definition of accounting estimates - Amendment to IAS 8; and
•	Deferred tax relating to assets and liabilities arising from the same transaction - Amendment to IAS 12.

These standards and amendments did not have a material impact on the Company's condensed interim consolidated financial statements. At 30 June 2023, the IASB had not published any additional amendments that could have an impact on the Company's consolidated financial statements.

Significant standards, amendments and interpretations published by the IASB but not yet mandatory

No standards, amendments or interpretations which have been published by the IASB, but not yet adopted by the European Union and which are not yet applicable at June 30, 2023 could have a significant impact on the financial statements of the company.

1.4 Translation of the financial statements of foreign subsidiaries

The financial statements of entities whose functional currency is not the euro are translated as follows:

•	assets and liabilities are converted using the closing rate of the period;
•	income statement items are translated using the average rate of the period as long as it is not called into question by significant changes in rate; and
•	equity items are converted using the historical rate.

The exchange differences arising on translation are recognized in Other Comprehensive Income. They are reclassified as profit or loss upon total or partial exit with loss of control of the entity.

Half-year financial report as of June 30, 2023

The exchange rates used for the preparation of the Financial Statements are as follows:

	Closing rate AS OF		Average rate for the Six-month period ended
EXCHANGE RATE	DECEMBER 31, 2022	JUNE 30, 2023	JUNE 30, 2022	JUNE 30, 2023
BRL	5.6386	5.2788	5.5565	5.4827
USD	1.0666	1.0866	1.0934	1.0807

1.5 Use of judgments and estimates

The preparation of financial statements requires management to make reasonable estimates and assumptions based on information available at the date the financial statements are finalized. These estimates and assumptions may affect the reported amounts of assets, liabilities and expenses in the financial statements, and the disclosure of contingent assets and liabilities at the date of review of the financial statements.

In preparing the condensed interim consolidated financial statements, the main judgements made by management and the main assumptions used are the same as those applied in preparing the annual financial statements for the year ended December 31, 2022.

These estimates are based on the going concern assumption and are prepared on the basis of the information available at the time.

The international geopolitical and economic situation has not led to the use of any significant new estimates or judgements in the first half of 2023.

Note 2: Leases

(Amounts in thousands of euros)	12/31/2022	Increase	Decrease	06/30/2023
Right of use	770	-	-	770
Amortization of right of use	(307)	(139)	-	(446)
Net value of right of use	464	(139)	0	324

Rights of use mainly relate to the lease of the head office and leases of laboratory equipment. These rights of use are amortized over the residual term of the contracts.

Note 3: Other receivables

(Amounts in thousands of euros)	12/31/2022	06/30/2023
Research Tax Credit (CIR)	3,904	4,144
Value added tax	956	647
Prepaid expenses	1,574	152
Trade payables – prepayments and trade debtors	488	209
Others	12	12
Total other receivables	6,934	5,162

The French Research Tax Credit ("CIR") at June 30, 2023 includes the CIR for the year ended December 31, 2022 (€3,364 thousand) for which repayment has been requested by the Company. The CIR is estimated on the basis of expenses incurred and eligible for the tax credit. The 2022 CIR was pre-financed to the tune of 2,414 thousand euros by the Predirec Innovation 3 common securitization fund with Neftys as arranger. Consequently, the Company recorded a liability corresponding to the amount due to NEFTYS upon collection of the CIR recognized at amortized cost in accordance with IFRS 9 (see note 8) and a financial asset for the amounts taken by NEFTYS from the assigned receivables.

Half-year financial report as of June 30, 2023

Note 4: Cash and cash equivalents

Cash and cash equivalents are broken down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2022	AS OF JUNE 30, 2023
Bank accounts	6,060	1,793
Short-term deposits	4,993	3,989
Total cash and cash equivalents	11,053	5,782

On June 30, 2023, the Company had a term deposit of 4 million euros maturing on July 28 2023 and bearing interest at 2.02%. As this term deposit meets the requirements of IAS 7.6 and IAS 7.7, i.e. short-term, liquid investments that can be drawn down quickly, it has been classified as cash and cash equivalents.

Note 5: Financial assets and liabilities and impacts on consolidated statement of profit or loss

The Company’s financial assets and liabilities are measured as follows as of December 31, 2022 :

	AS OF DECEMBER 31, 2022
			Value - Statement of financial
	Value -		position (IFRS 9)
	Statement of		Fair value
	financial		through profit	Amortized
(amounts in thousands of euros)	position	Fair value	or loss	cost
Non-current financial assets	173	173		173
Other receivables	6,934	6,934	-	6,934
Other current financial assets	590	590	-	590
Cash and cash equivalents	11,053	11,053	11,053	-
Total financial assets	18,749	18,749	11,053	7,696
Non-current financial liabilities	4,367	4,117	-	4,367
Current financial liabilities	10,177	10,308	6,660	3,552
Current derivative financial instruments	13	13	13	-
Trade payables	6,940	6,940	-	6,940
Tax and social liabilities	1,780	1,780	-	1,780
Miscellaneous liabilities	328	328	-	328
Total financial liabilities	23,640	23,485	6,673	16,967

Half-year financial report as of June 30, 2023

The Company’s financial assets and liabilities are measured as follows as of June 30, 2023 :

	AS OF JUNE 30, 2023
			Value - Statement of financial
	Value -		position (IFRS 9)
	Statement of		Fair value
	financial		through profit	Amortized
(amounts in thousands of euros)	position	Fair value	or loss	cost
Non-current financial assets	164	164	-	164
Other receivables	5,152	5,152	-	5,152
Other current financial assets	432	432	-	432
Cash and cash equivalents	5,782	5,782	5,782	-
Total financial assets	11,530	11,530	5,782	5,748
Non-current financial liabilities	3,721	3,710	-	3,721
Current financial liabilities	9,105	8,947	5,054	4,052
Current derivative financial instruments	7	7	7	-
Trade payables	3,711	3,711	-	3,711
Tax and social liabilities	904	904	-	904
Miscellaneous liabilities	332	332	-	968
Total financial liabilities	17,779	17,611	5,061	13,356

The impact of the Company’s financial assets and liabilities on the consolidated statement of profit or loss are as follows for the six-month period ended June 30, 2022 and 2023:

	AS OF JUNE 30, 2022		AS OF JUNE 30, 2023
(amounts in thousands of euros)	Interest	Change in fair value	Interest	Change in fair value
Profit or loss impact of liabilities
Derivative financial instruments	-	1,262	-	6
Liabilities at amortized cost: non-convertible bonds	(1,004)	-	(724)	-
Liabilities at fair value: convertible notes	-	1,028	-	(589)
Liabilities at amortized cost: advances	(15)	-	(31)	-

Note 6: Share capital

	AS OF DECEMBER 31, 2022	AS OF JUNE 30, 2023
Share capital (in thousands of euros)	47,660	4,268
Number of outstanding shares	238,297,642	426,770,699
Nominal value per share (in euros)	0,20	€0,01	€

During the six months ended June 30, 2023 :

-	124 bonds held by Atlas Capital were converted into new shares generating the issue of 83,170,323 shares, representing a capital increase of €14,724 thousand and an issue premium of €(10,717) thousand (based on the fair value of the shares issued at the date of conversion).

-	Following the exercise of warrants during the period, the share capital was increased by €101 through the issue of 5,963 new shares, with a total issue premium of €417.

Half-year financial report as of June 30, 2023

-	On April 17, 2023, the Board of Directors decided to reduce the Company's share capital by a total of €59.2 million, by reducing the par value of each share from €0.20 to €0.01 and by deducting this amount from retained earnings.

-	On May 11, 2023, the Company carried out a capital increase for a net amount of €1,963 thousand (including €339 thousand in capital increase costs) by issuing 103,717,811 new ordinary shares with a par value of €0.01. This represents a capital increase of €1,037 thousand and a share premium of €926 thousand.

In addition, the General Meeting of April 17, 2023 decided to increase the "share premium" account by €19,748 thousand, by offsetting the "retained earnings" account.

Note 7: Warrants and founders’ warrants

BSA warrants issued to investors

		Number of outstanding warrants					Number of
Type	Grant date	As of January 1, 2023	Granted	Exercised	Lapsed	As of June 30, 2023	shares which can be subscribed
Warrants 2020	04/07/2020	2,469,969	-	(6,021)		2,463,948	2,463,948
Total		2,469,969	-	(6,021)		2,463,948	2,463,948

In April 2020, the Company decided to carry out a public offering of warrants. The main aim of the operation is to involve investors in the COVA program and in the Company's future development. At the end of the operation, 7,475,708 warrants were issued after the extension clause had been fully exercised. The subscription price was €0.06 per warrant. The warrants may be exercised over a period of 5 years from April 30, 2020, at an exercise price of 0.27 euro per new share. Each warrant entitles its holder to subscribe to one new ordinary share in the Company.

BSA warrants issued pursuant to equity-compensation plan

The following table summarizes the data related to the warrants issued pursuant to equity-compensation plans as well as the assumptions adopted for valuation in accordance with IFRS 2:

		Characteristics			Assumptions		IFRS2 Initial valuation (Black-
Type	Grant date	Number of warrants granted	Maturity date	Exercise price	Volatility	Risk-free rate	Scholes) in thousands of euros
BSA 2021	06/17/2022	398,476	06/17/2028	€0.097	63%	0.62%	17
BSA 2022	04/14/2023	927,333	04/14/2029	€0.054	74%	2.79%	12

On 14 April 2023, the Company allocated 927,333 BSA2022 giving entitlement to subscribe for one new ordinary share with a par value of one euro cent (€0.01). The issue price is €0.0027 and the exercise price is €0.0544. The BSA2022 exercise period is divided into 3 tranches: 1/3 of the BSAs may be exercised immediately, 1/3 of the BSAs may be exercised 1 year after the grant date and 1/3 of the BSAs may be exercised 2 years after the grant date. No condition of presence is attached to the 2022 warrants.

Half-year financial report as of June 30, 2023

Changes in the number of warrants in circulation at 30 June 2023 can be analyzed as follows:

		Number of outstanding warrants					Number of
Type	Grant date	As of January 1, 2023	Granted	Exercised	Lapsed	As of June 30, 2023	shares which can be subscribed
BSA-2021	06/17/2022	398,476	-	-	-	398,476	398,476
BSA 2022	04/14/2023	-	927,223	-	-	927,233	927,223
Total		398,476	927,223	-	-	1,325,699	1,325,699

BSA warrants issued to Kreos Group

See Note 8.2.2 Issuance of convertible and non-convertible bonds to Kreos – Contract 2021.

Founders’ warrants (“BSPCE”)

The following table summarizes the data related to BSPCE founder’s warrants issued as well as the assumptions used for valuation in accordance with IFRS 2:

		Characteristics				Assumptions		IFRS 2 Initial
								valuation
		Number of						(Black-Scholes)
		warrants	Maturity	Expected	Exercise		Risk-free	in thousands of
Type	Grant date	granted	date	term	price	Volatility	rate	euros
BSPCE2019-1	04/03/2020	1,333,333	03/04/2026	2 years	0.27	€48.36%	-0.62%	674
BSPCE2019-2	04/03/2020	666,667	03/04/2026	4 years	0.27	€53.32%	-0.56%	356
BSPCE2020-1	12/22/2020	999,393	22/12/2026	2 years	0.47	€57.80%	-0.77%	508
BSPCE2020-2	12/22/2020	499,696	22/12/2026	4 years	0.47	€57.91%	-0.77%	284
BSPCE2021-1	09/15/2021	2 919 415	15/09/2027	1 year	0.73	€79.11%	-0.73%	677
BSPCE2021-2	09/15/2021	1 459 707	15/09/2027	2 years	0.73	€106.04%	-0.75%	595

Activity for BSPCE founder’s warrants that were outstanding during the six-month period ended June 30, 2023 are summarized in the table below:

		Number of outstanding warrants					Number of
							shares
		As of				As of	which can
		January 1,				June 30,	be
Type	Grant date	2023	Granted	Exercised	Lapsed	2023	subscribed
BSPCE2019-1	04/03/2020	831,298	-	-	(76,469)	754,828	754,828
BSPCE2019-2	04/03/2020	590,542	-	-	(38,235)	552,007	552,007
BSPCE2020-1	12/22/2020	640,803	-	-	(155,809)	484,993	484,993
BSPCE2020-2	12/22/2020	353,643	-	-	(77,905)	275,738	275,738
BSPCE2021-1	09/15/2021	2,581,393	-	-	(591,387)	1,990,007	1,990,007
BSPCE2021-2	09/15/2021	1,290,697	-	-	(295,693)	995,003	995,003
Total		6,288,073	-	-	(1,238,498)	5,052,576	5,052,576

Half-year financial report as of June 30, 2023

Free shares

							IFRS 2 Initial
		Characteristics			Assumptions		valuation (Black-
		Number of					Scholes) in
		free shares	Maturity	Exercise		Risk free -	thousands of
Type	Grant date	granted	date	price	Volatility	rate	euros
Free shares 2021-2	04/25/2021	1,591,334	N/A	N/A	N/A	N/A	271
Free shares 2022	04/14/2023	18,904,158	N/A	N/A	N/A	N/A	775
Total		20,495,492					1,046

Activity for the unvested free shares that were outstanding during the six-month period ended June 30, 2023 are summarized in the table below:

		Number of unvested free shares
		Unvested free				Unvested free
		shares as of				shares as of
Type	Grant date	January 1, 2023	Granted	Vested	Cancelled	June 30, 2023
Free shares 2021-2	04/25/2021	1,591,334	-	(1,591,334)	-	-
Free shares 2022	04/14/2023	-	18,904,158	-	-	18,904,158
Total		1,591,334	18,904,158	-	-	18,904,158

On April 14, 2023, the Company granted 18,904,158 free shares allowing beneficiaries to receive one free ordinary share in the Company. Free shares 2022s are subject to a one-year presence condition and a one-year holding period.

Stock-based compensation expense recognized for the periods presented

(amounts in thousands of euros)

	SIX-MONTH PERIOD ENDED JUNE 30, 2022				SIX-MONTH PERIOD ENDED JUNE 30, 2023
		Cumulative				Cumulative
	Probabilistic	expenses -		Cumulative	Probabilistic	expenses -		Cumulative
	cost of the	beginning	Expense for	expense to	cost of the	beginning	Expense for	expense to
Type	plan	of period	the period	date	plan	of period	the period	date
BSA2021	17	-	17	17	17	17	-	17
BSA2022	-	-	-	-	12	-	12	12
BSPCE2019--1	646	572	74	646	646	646	-	646
BSPCE2019-2	297	111	56	166	293	209	28	237
BSPCE2020-1	433	341	50	390	438	438	-	438
BSPCE2020-2	197	43	32	75	165	101	2	104
BSPCE2021-1	639	431	145	576	640	640	-	640
BSPCE2021-2	503	77	121	198	401	328	31	359
Free shares2020	2,301	1,184	565	1,749	2,301	2,301	-	2,301
Free shares2021-1	4,907	1,447	2,425	3,872	4,907	4,907	-	4,907
Free shares2021-2	271	-	49	49	271	186	86	271
Free shares2022	-	-	-	-	775	-	163	163
Total	10,211	4,206	3,533	7,739	10,865	9,772	322	10,094

Half-year financial report as of June 30, 2023

Note 8 : Borrowings and financial liabilities

(amounts in thousands of euros)	AS OF DECEMBER 31, 2022	AS OF JUNE 30, 2023
Conditional advances	664	559
Non-convertible bonds	1,721	1,122
Convertible bonds	1,792	1,877
Non-current lease obligations	190	163
Non-current financial liabilities	4,367	3,721
Non-current derivative financial instruments	-	-
Conditional advances	418	371
Non-convertible bonds	1,017	1,131
Convertible notes	6,462	5,054
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables	2,035	2,314
Current lease obligations	280	170
Accrued interest payable	-	66
Current financial liabilities	10,213	9,104
Current derivative financial instruments	13	7

Breakdown of financial debt at 30 June 2023 by maturity, at balance sheet value :

	AS OF JUNE 30,	Current	Non-current
(amounts in thousands of euros)	2023	< 1 year	1 to 5 years	> 5 years
Conditional advances	929	371	559	-
Non-convertible bonds	2,253	1,131	1,122	-
Convertible notes	6,931	5,054	1,877	-
Lease liabilities	333	170	163	-
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables	2,314	2,314	-	-
Accrued interest payable	66	66	-	-
Total financial liabilities	12,825	9,104	3,721	-
Derivative financial instruments	7	7	-	-

8.1 Conditional advances

(amounts in thousands of euros)	BPI – BIO101	AFM - Téléthon	BPI – BIO201	Total
As of January 1, 2023	324	385	373	1,083
(+) Proceeds from conditional advances	-	-	-	-
(-) Repayment	(165)	-	-	(165)
Subsidies	-	-	-	-
Financial expenses	6	4	3	13
Others	-	(2)	-	(2)
As of June 30, 2023	165	387	377	929

Half-year financial report as of June 30, 2023

Breakdown of conditional advances by maturity in repayment value

(amounts in thousands of euros)	BPI – BIO 101	AFM - Téléthon	BPI – BIO 201	Total
As of June 30, 2023	165	387	377	929
<1 year	165	193	14	373
1 year to 5 year	-	193	363	566
>5 years	-	-	-	-

8.2 Convertible notes and non-convertible bonds

8.2.1 Issuance of convertible notes to ATLAS – 2021 Atlas Contract

(Amounts in thousands of euros)	ATLAS ORNANE - 2021
As of January 1, 2023	6 462
(+) Gross proceeds (1)	2000
(+/-) Change in fair value of financial liabilities	595
(-) Conversion	(4 003)
As of June 30, 2023	5 054

(1) Net proceeds of €1,890 thousand (subscription price of 96% of the par value of €2,000 thousand) less expenses of €30 thousand.

In June 2021, the Company signed a new convertible bond financing of up to 32 million euros with Atlas Special Opportunities LLC (the “2021 Atlas Contract”) to continue the development of Sarconeos (BIO 101) through the issuance of multiple convertible notes. This three-year contract provides for the issue of a maximum of 1,280 bonds with an option to be exchanged for cash and/or converted into new or existing shares (ORNANE) in eight successive tranches of €4 million each.

The agreement imposes certain operational and financial restrictions. These covenants may limit the ability of the parent company and its subsidiaries, in certain circumstances, to, among other things, incur additional debt, create or incur liens, sell or transfer assets and pay dividends. These covenants were met at 30 June 2023. The agreement also contains certain customary covenants and events of default, including in the event of a change of control.

Main characteristics of the ORNANE ATLAS 2021

The ORNANE will have a par value of 25 000 euros. They will not bear interest and will have a 24-month maturity from issuance. The holder of ORNANE may request at any time to convert them into shares during their maturity period, and the Company shall have the right to redeem the ORNANE in cash. In case of cash redemption, the amount reimbursed will be limited to 110% of the principal. At the end of the maturity period, and in the case where the ORNANE would not have been redeemed either in cash or in new or existing shares, the holder will have the obligation to convert the ORNANE.

The holder can ask to convert the ORNANE at any time at the conversion parity determined by the following formula: N = CA / CP, where

•	“N” is the number of shares yielded by the conversion,

•	“CA” is the par value of the ORNANEs (i.e., 25,000 euros each),

•	“CP” is the conversion price (i.e., the lowest stock market price observed over the 10 days preceding the conversion request).

Half-year financial report as of June 30, 2023

On the day of the conversion request, the Company may redeem the ORNANE in cash using the following formula: V = (CA/CP) * CPr, where

•	“V” is the amount to be redeemed to the holder.

•	“CPr” is the revised price.

The revised price is the lowest price between (i) the volume weighted average price over the 10 trading days preceding the date on which conversion is requested and (ii) P*1.10

Accounting treatment:

The Company determined that it could not reliably estimate separately the fair value of the conversion option embedded in the convertible bonds, and therefore concluded that the entire hybrid contract should be measured at fair value through profit or loss until settlement. Fair value is measured using a binomial valuation model. As the expected maturity of the bonds is short, the "Day one loss" (including the redemption premium and/or the issue premium) is immediately recognized in the income statement.

In the first half of 2023, the Company issued 80 ORNANE bonds (second half of the third tranche) for a total of 2 million euros. Issue premiums were paid for 80 thousand euros and transaction costs for 30 thousand euros. In addition, the whole of Tranche 1, i.e. 160 ORNANE bonds, and 136 ORNANE bonds from Tranche 2 were converted.

The tables below summarizes the key inputs to measure the fair value of the convertible notes:

	Tranche 2
ATLAS 2021	At issuance date (June 28, 2022)	June 30, 2023
Number of outstanding convertible notes	160	24
Conversion price	0.10	€0.02 €
Volatility	70%	85%
Risk-free rate	1.82%	3.78%
Value of the convertible notes (in thousands of €)	3,840	659

	Tranche 3
ATLAS 2021	At issuance date (October 28, 2022)	June 30, 2023
Number of outstanding convertible notes	160	160
Conversion price	0.04	€0.02 €
Volatility	70%	85%
Risk-free rate	2.81%	3.88%
Value of the convertible notes (in thousands of €)	3,840	4,394

Half-year financial report as of June 30, 2023

8.2.2 Issuance of convertible and non-convertible bonds to Kreos – Contract 2021

(financial liabilities in thousand euros)	KREOS 2021 Non-Convert. Tranches	KREOS 2021 Convert. Tranches	KREOS 2021 Bifurcated derivatives	KREOS 2021 BSA 2018 Buyback	KREOS 2021 day one gain	Total
As of December 31, 2022 (As restated)	2,687	1,792	13	(48)	53	4,497
(+/-) Fair value of derivative instruments (1)	-	-	(6)	-	-	(6)
(+/-) Amortized cost	149	85	-	-	(19)	215
(-) Repayment	(615)	-	-	-	-	(615)
As of June 30, 2023	2,219	1,876	7	(48)	33	4,089

(1)	Decrease in value per option from 0,00584€ on December 31, 2022, to 0,00327€ on June 30, 2023

On November 19, 2021, the Company entered into a "venture loan agreement" with KREOS in lieu of a framework agreement organizing the issue of a bond loan for an amount of up to €10 million through the issue of 7,75 million euros in non-convertible bonds ("Straight bonds"), the issue of 2.25 million euros in convertible bonds ("Convertible bonds"), and the issue of Biophytis share subscription warrants. The issuance of the first tranche is conditioned to the subscription of the warrants previously mentioned. The four-tranche loan agreement was partially drawn down by the Company in fiscal 2021 for a total amount of 6.2 million euros.

The non-convertible bonds bear interest at an annual rate of 10% and have been repaid in cash in 36 monthly installments since April 1, 2022.

The convertible bonds bear interest at an annual rate of 9.5%. The Company will redeem them for their principal amount no later than March 31, 2025, unless they are previously converted into shares, at the option of Kreos Capital, at a fixed conversion price of €0.648.

The Company has also issued to Kreos Capital 2,218,293 warrants giving the right to subscribe to new ordinary shares in the Company, on the basis of one share for one warrant. The warrants may be exercised over a period of 7 years from the date of issue. The exercise price of the warrants has been set at €0.56. If, in the event of exercise of the warrants, the market price (VWAP) of Biophytis shares on the exercise date is lower than the exercise price, Kreos will receive a cash payment from the Company based on a formula taking into account the difference between these two prices.

The loan agreement pledges the Company's goodwill, bank account balances and intellectual property rights to Kreos. It also imposes certain operational and financial restrictions. These covenants may limit the ability of the Company and its subsidiaries, in certain circumstances, to, among other things, incur additional debt, sell or transfer assets and pay dividends. The agreement also contains certain customary covenants and events of default, including in the event of a change of control.

Accounting treatment of KREOS 2021 hybrid financing

The analysis of the characteristics of the hybrid contract according to the IFRS9 and IAS32 criteria led to the need to recognize the conversion options, as well as the BSAs, as derivative instruments separate from the host contract (no equity component insofar as these options do not in all circumstances lead to the delivery of a fixed number of shares, for a fixed price).

Half-year financial report as of June 30, 2023

The amount of cash of €5.5 million, received on November 19, 2021 (excluding transaction costs) corresponds to the estimated fair value of the instruments put in place on the date the funds were drawn: financial debt for tranches A and B for €(4.3) million (convertible and non-convertible), liability derivatives for premiums received on options sold for €(1.2) million (€464 thousand for conversion options and €710 thousand for BSAs issued), and financial compensation of €48 thousand for the 2018 BSAs bought back by Biophytis from KREOS. Regarding the third tranche (C) of the straight bond issued in December 2021 for €677 thousand (excluding transaction costs), as the drawdown conditions were fulfilled outside the framework of the contract, the company analyzed the drawdown of the third tranche (C) as a new loan contract, with Kreos Capital VI UK. As such, the third tranche (C) is recognized for its fair value on the balance sheet, estimated on the basis of the financing rate deducted from the Kreos VI financing. The entry value of the liabilities of the Tranche C leads to the recognition of a day one Gain of €98 thousand. Given the unobservable nature of the market rate, the day one gain is deferred on the Company’s balance sheet and recorded as financial liabilities.

In accordance with IAS 32, the redemption value of the 2018 BSAs was recognized for €48 thousand as a reduction in equity, consistent with the treatment applied to the BSAs issued in 2018.

The financial debt components are accounted for according to the principles of amortized cost, based on an average effective interest rate of 26.37% for the non-convertible tranches, and 22.85% for the convertible tranches. Derivative instruments are valued at their Fair Value on the balance sheet, with changes in fair value recorded in the income statement. Fair value is estimated using a binomial valuation model for convertible bonds, and a Black & Scholes valuation model for BSAs.

The table below presents the valuations of the conversion options:

Fair value of bifurcated conversion options of tranches A and B (maturing March 2025)	At issuance date (11/19/2021)	12/31/22	06/30/23
Number of obligations in circulation	2,250,000	2,250,000	2,250,000
Number of shares that can be subscribed	2,250,000	2,250,000	2,250,000
Share price	0.451	€0.046	€0.021 €
Exercise price	0.648	€0.648	€0.648 €
Volatility over a 12 months period	85%	65%	85%
Risk-free rate	-%	3.39%	3.9%
Credit spread	23.14%	23.14%	23.14%
Fair value of the derivative instrument (in K€)	(464)	-	-
Change in the fair value of the derivative instrument (in K€)		536	-

The table below shows the valuations of the BSA 2021 attached to the KREOS contract:

BSA – KREOS 2021

Derivative instruments	At issuance date (19/11/2021)	12/31/2022	06/30/2023
Number of BSAs in circulation	2,218,293	2,218,293	2,218,293
Exercise price per share	0.56	€0.56	€0.56 €
Maturity	7 years	5.88 years	5.38 years
Volatility	85%	65%	85%
Risk-free rate	-	3.24%	3.9%
Fair value of BSA 2021 issued in favor of KREOS (in K€)	(710)	(13)	(7)
Change in the fair value of the derivative instrument (in K€)		775	6

(1) Refer to note 2.7 “Restatement of Previously Issued Financial Statements”

Half-year financial report as of June 30, 2023

Note 9: Employee benefit obligation

Employee benefits consist of the provision for retirement indemnities. In estimating this provision, there have been no significant changes in the assumptions used compared with those presented in note 13 to the consolidated financial statements for the year ended December 31, 2022.

Note 10: Current liabilities

10.1 Trade payables

	AS OF
(amounts in thousands of euros)	DECEMBER 31, 2022	JUNE 30, 2023
Research and development suppliers	5,250	2,237
General and administrative suppliers	1,690	1,473
Total trade payables	6,940	3,710

The change in trade accounts payable is consistent with the reduction in R&D expenditure, linked in particular to the finalization of clinical studies under the COVA and SARA programs in the second half of 2022.

10.2 Tax and social liabilities

	AS OF
(amounts in thousands of euros)	DECEMBER 31, 2022	JUNE 30, 2023
Personnel expenses	855	440
Social security expenses	831	399
Other taxes	94	65
Total tax and social liabilities	1,780	904

The decrease in social security liabilities is due to the reduction in the provision for performance-related bonus in the period under review, and to the reduction in the employer's contribution in relation to bonus shares granted by the Company and acquired by beneficiaries.

Note 11: Details of expenses and products by function

11.1 Research and development expenses

	FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
(amounts in thousands of euros)	2022	2023
Personnel expenses	(2,950)	(1,443)
Purchases and external expenses	(6,435)	(3,099)
Other	(99)	(143)
Research and development expenses	(9,485)	(4,685)
Research tax credit	2,614	922
Subsidies	4	-
Research tax credit and subsidies	2,618	-
Research and development expenses, net	(6,867)	(3,763)

Half-year financial report as of June 30, 2023

11.2 General and administrative expenses

	FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
(amounts in thousands of euros)	2022	2023
Personnel expenses	(2,682)	(962)
Purchases and external expenses	(2,235)	(1,685)
Other	(136)	(114)
General and administrative expenses	(5,053)	(2,761)

Total personnel costs amounted to 2,406 thousand euros at June 30, 2023, compared with 5,633 thousand euros at June 30, 2022. This sharp reduction stems mainly from expenses relating to share-based payments, which amounted to 322 thousand euros in 2023 compared with 3,533 thousand euros in 2022 (see Note 7). The Company's average headcount is stable at 26 in the first quarter of 2023, compared with 24 in the first quarter of 2022.

External expenses fell sharply, particularly in R&D activities. This change reflects the completion of clinical trials for the COVA and SARA programs in the second half of 2022. Residual costs related to clinical development were booked in 2023, but the bulk of R&D expenditure over the half-year concerned various preclinical work on the Company's different programs, and work relating to the production of BIO101

Note 12: Net financial income and expenses

	FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
(amounts in thousands of euros)	2022	2023
Financial interest and amortized cost of the non-convertible bonds (1)	(1,004)	(724)
Changes in fair value of convertible notes (1)	1,028	(589)
Accrual of provision in relation with Negma litigation	(75)	-
Other financial expenses	(33)	(36)
Transaction costs related to the issuance of convertible notes	(380)	-
Other financial income	(14)	143
Foreign exchange gains (losses)	-	(34)
Total net financial expense	(478)	(1,241)

(1) Refer to Note 12.2 Convertible notes and non-convertible bonds

Note 13: Earnings per share

	FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
	2022	2023
Net income attributable to common shareholders	(12,398)	(7,764)
Number of shares issued	238,297,642	426,770,699
Number of treasury shares	54,310	19,129
Number of shares outstanding (excluding treasury stock)	238,243,332	426,751,570
Share warrants	3,795,678	3,789,647
Warrants for business creator shares	6,288,076	5,052,576
Shares from conversion of convertible bonds	288,472,222	198,214,189
Bonus shares	-	18,904,159
Number of shares issued and potential (excluding treasury stock)	536,799,308	653,397,309

Weighted average number of shares outstanding (excluding treasury stock)	147,803,141	327,549,006
Earnings per share in euros	-0.08	-0.02
Potential dilutive securities resulting from the exercise of warrants, conversion of bonds or acquisition of bonus shares	286,325,709	214,421,435
Weighed average number of outstanding and potential shares (excluding treasury stock)	434,128,850	541,970,441
Diluted earnings per share in euros (*)	(0.08)	(0.02)

(*) The impact of dilution is not presented for 2022 and 2023, as it is accretive due to negative earnings.

Half-year financial report as of June 30, 2023

Note 14: Related Parties

No significant new transactions were entered into with the Company's related parties during the first six months of fiscal 2023.

Note 15: Off-balance-sheet commitments

The off-balance-sheet commitments have not changed significantly since December 31, 2022.

Note 16: Subsequent events

There are no events after June 30, 2023 likely to have an impact on the financial statements.